Sean Graber
Partner
+1.215.963.5598
sean.graber@morganlewis.com

July 9, 2025

FILED AS EDGAR CORRESPONDENCE

Kalkidan Ezra
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Macquarie ETF Trust (File Nos. 333-273398 and 811-23890): Macquarie ETF Trust Preliminary Proxy Statement on Schedule 14A

Dear Ms. Ezra:

On behalf of our client, Macquarie ETF Trust (the “Trust”), this letter responds to the comments you provided on June 30, 2025 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via virtual conference call regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), as filed on June 20, 2025 by the Trust pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. Review and revise, if necessary, the Proxy Statement to ensure that all hyperlinks are active.

Response.

The Trust will ensure that all hyperlinks are active for the definitive version of the Proxy Statement.

2.

Comment.

Under the heading “What is the Transaction and why am I being asked to vote?” in the Q&A section, clarify that shareholders are not being asked to vote on the transaction itself, but only on the proposal to approve a new advisory contract with Delaware Management Company (the “Proposal”).

Response.

The Trust will make the requested change.

Morgan, Lewis & Bockius llp

2222 Market Street
Philadelphia, PA 19103-3007	+1.215.963.5000
United States	+1.215.963.5001

Kalkidan Ezra
July 9, 2025

3.

Comment.

Under the heading “Introduction” of the discussion of the Proposal, if applicable, disclose with as much precision as possible the estimated monetary benefit to be received by the Trust’s interested Trustees in connection with the Transaction.

Response.

John Leonard, an interested Trustee of the Trust, will not receive any material monetary benefit in connection with the Transaction. The Trust has added this statement to the Proxy Statement.

4.

Comment.

Under the heading “Board Considerations in Approving the Proposed New Investment Advisory Agreements”, supplementally confirm that all of the interim advisory agreements may be terminated on 10 days’ written notice by the Board and if so, disclose this information in the Proxy Statement.

Response.

The Trust so confirms and will include the requested information in the Proxy Statement.

5.

Comment.

Provide a written response letter to the Staff’s comments and a redline comparing the Proxy Statement to a revised version that reflects the Staff’s comments, five business days before mailing the Proxy Statement.

Response.

The Trust undertakes to do so.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber
Sean Graber